

2001 ANNUAL REPORT

Bright Horizons
FAMILY SOLUTIONS

YEARS OF CARING

Partial Client List

Abbott Laboratories
Alston & Bird
Amgen
AOL Time Warner
Bank of America
Bayer
BE&K
Blue Cross and Blue Shield
of Alabama
Blue Cross and Blue Shield
of Massachusetts
Boeing
Booz Allen Hamilton
Brigham and Women's Hospital
Bristol-Myers Squibb
Campbell Soup Company
Carnival Cruise Lines
Charles Schwab & Co.
Chick-fil-A
Cisco Systems
Citigroup
Defense Logistics Agency
Duke University
DuPont
Eli Lilly & Company
FMC Corporation
GE Medical Systems
The George Washington University
Georgia-Pacific Corporation
GlaxoSmithKline
IBM
Intel
International Monetary Fund
Iowa State University
J Sainsbury plc
JFK Medical Center
Johnson & Johnson
JPMorgan Chase
Marriott International
Mattel
Merck & Co.
Merrill Lynch
Microsoft
Motorola
Northwestern Memorial Hospital
Pfizer
The PGA TOUR
PNC Bank
Prudential Financial
Raytheon
SAS Institute
SC Johnson
Sears, Roebuck & Co.
Sony Pictures Entertainment
Staples
Timberland
Toyota Motor Manufacturing
UAW, Ford, and Visteon
United Nations
USAA
Vivendi Universal
Wachovia

2001 FINANCIAL HIGHLIGHTS

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND FAMILY CENTER INFORMATION)


REVENUE
345.9
291.1
243.3
209.4
172.6
1997
1998
1999
2000
2001


NET INCOME
11.5
9.6
7.9
5.9
3.4
1997
1998
1999
2000
2001

	2001	2000	1999	1998	1997
Operating Results					
Revenue	**345,862**	291,143	243,290	209,372	172,555
Pro forma EBITDA	**29,802**	23,971	17,755	12,697	8,806
Pro forma net income	**11,527**	9,624	7,927	5,868	3,378
Pro forma diluted earnings per share	**0.90**	0.77	0.63	0.47	0.36
Family centers at year end	**390**	345	300	274	245

Pro forma results exclude non-recurring items of $704 in 2000, $7,500 in 1998 and $840 in 1997.

"I learned what every dreaming child needs to know — that no horizon is so far that you cannot get above it or beyond it."

BERYL MARKHAM, *WEST WITH THE NIGHT*

YEARS OF CARING

Dear Friends of Bright Horizons,

Fifteen years ago, the first child came through the doors of a Bright Horizons child care and early education center. Katie learned to read and count and share with others, and over the years blossomed into a bright, curious, dynamic young woman. Now 18, she is an accomplished rower and editor-in-chief of her high-school yearbook. This fall she will begin her freshman year at Brown University, where she will pursue her passion for environmental sciences.

As every parent knows, children grow and develop dramatically in 15 years. At their best, so do companies. We celebrate the 15th year of Bright Horizons with this annual report. In it, we look back on the growth and progress we have made since 1986 and reflect on what the future is likely to hold for us.



1986 Katie
First child enrolled at Bright Horizons



2001 Katie
Off to college

Because we have great teachers, we achieved parent satisfaction scores of 98.3%, the highest in our history and up from 98.1% the year prior.

Great Teachers Create Great Child Care

One of the first tasks that Linda Mason and I undertook when we were launching Bright Horizons was to visit excellent child care centers in the Boston area and interview the teachers and directors in these programs. We wanted to understand the essence of quality early childhood education. We saw many features that were shared by the great programs — they were warm and inviting; they were rich with educational activity; they were filled with happy, engaged children. At the core of all great centers were gifted teachers who were motivated by a deep affection for young children and a desire to make the world a better place by being a positive influence in the lives of the children they taught.


97.8%
98.1%
98.3%
1999
2000
2001
PARENT SATISFACTION SCORES

In our interviews with teachers, we learned of the hardships they faced in a field fraught with low compensation, insufficient training and support, limited supplies and resources, inadequate and sometimes unsafe facilities, and perhaps most disturbingly, little respect for the work they do.

We concluded that only great teachers could create great child care. This assumption has stood the test of 15 years, nearly 400 centers, operations in four countries, and the experience of parenting three children of our own who have all graduated from Bright Horizons.

We have focused intensely on becoming the employer of choice in our field. We pay better and we offer better benefits than are typical in the industry; we have superb facilities; and we provide state-of-the-art resources and training to faculty.



Roger Brown and Linda Mason launch Bright Horizons, Inc.


THE 6TH ANNU

Corporate Child Care founded by Marguerite Sallee, Lamar Alexander, and Bob Keeshan, television's Captain Kangaroo. The company later merges with Bright Horizons to form Bright Horizons Family Solutions in 1998.



Bright Horizons founds The Horizons Initiative to serve the needs of homeless children throughout the Greater Boston area.

Centennial Child Development Center opens for Centennial Medical Center in Nashville, Tennessee. By 2001, Bright Horizons will manage centers for more than two dozen hospitals, including Northwestern Memorial Hospital, Brigham and Women's Hospital, and JFK Medical Center.


Grand Opening!

1986

1987

1988

We try to show appreciation for the work of teaching young children. We give teachers opportunities to develop in their careers. While far from perfect, we work hard to create a culture in which every teacher can be exceedingly proud of being an early childhood educator. Through hard work, deep respect for employee needs and concerns, and honest communication, we have earned the reputation as a great place for teachers and all employees. Almost every other accomplishment rests on this foundation.

In 2001, we were once again named one of *Fortune* magazine's "100 Best Companies to Work for in America." Because we have great teachers, we achieved parent satisfaction scores of 98.3%, the highest in our history and up from 98.1% the year prior. Because parents need and appreciate great child care, we continue to be successful in working with employers to create child care centers that serve the workplace. And because this partnership with employers brings additional resources to bear, we can offer teachers the compensation and resources that reinforce our status as a great place to work.

Partnerships with Employers

In 1986, the prevailing wisdom in the child care field was that employers would never see workplace child care as an important service. Today, Bright Horizons operates nearly 400 programs for the nation's top organizations, including IBM, General Electric, Cisco Systems, Pfizer, Warner Bros., Boeing, Johnson & Johnson, Bristol-Myers Squibb, Abbott Labs, UAW/Ford, Toyota, JPMorgan Chase, Bank of America, JFK Medical Center, and Citigroup. In fact, 31 of the *Fortune* "100 Best Companies to Work For" are our clients. In addition, we work with many of the nation's leading universities, such as Johns Hopkins, Duke University, Harvard Medical School, George Washington University, Columbia, Iowa State, and Georgia Tech.



"On-site child care is not really a cost — it is an investment in the future, it's an investment in our employees, and it's a statement of the kind of company we want to be."

TIM SOLSO, CHIEF EXECUTIVE OFFICER CUMMINS ENGINE (PICTURED ABOVE)

Bright Horizons and Corporate Child Care manage a total of 47 child care centers in 13 states.



Johnson & Johnson opens its first center, eventually becoming first client to sponsor multiple centers. By 2001, Bright Horizons manages 6 child care centers for J&J.

1990


TOYOTA

Begin managing Toyota Motor Manufacturing's 24-hour child care center.

Working Mother

Best Companies for Working Mothers

Bright Horizons is selected for the first time by *Working Mother* magazine as one of the "Best Companies for Working Mothers."

1991

First stand-alone back-up child care center opens for Chase. In 1994, The center becomes the first stand-alone back-up center in the nation to achieve accreditation from the National Association for the Education of Young Children. By 2001, Bright Horizons will manage a national network of 14 back-up centers for JPMorgan Chase.



1992

In our 15-year history, we have harnessed nearly $1 billion dollars of employer investment in child care facilities and operations.



We operate unique programs for the United Nations, the IMF, the European Commission, the US military, and the General Services Administration. Our market share for employer-supported child care is five times that of our nearest competitor, and we continue to outpace the field in terms of creating new employer partnerships.

Our focus is key to our success. We understand how to work with organizations to ensure that we create programs to meet their needs. Independent studies of our services have indicated that our workplace child care programs can pay for themselves in one to three years by reducing turnover and absenteeism, not counting the many qualitative benefits, such as enhanced morale.

Not Either/Or, But Both And More

In order to be truly successful, we cannot sacrifice the quality of our educational experience to be more profitable, nor can we be unprofitable in order to offer higher-quality care. We can't choose "either/or," but instead must do "both and more" — great quality and reasonable economic returns. Many of our teachers and directors come out of under-resourced programs, both nonprofit or for-profit, and they can attest to the ways in which chronic budget crises undermine motivation. Likewise, many come from environments in which a focus solely on profitability has led to the degradation of quality and, ultimately, economics. Though the margins in the field are low, we have demonstrated our ability to incrementally improve them by leveraging overhead more effectively as we grow.



CEO Roger Brown bikes 2,000 miles to visit 58 Bright Horizons centers between Atlanta, Georgia and Portland, Maine.

Bright Horizons and CorporateFamily Solutions manage 195 centers in 28 states.

1994

Resources for Child Care Management joins Corporate Child Care to form CorporateFamily Solutions. The Greentree child care centers become part of the Bright Horizons family.

NAEYC

Roger Brown is elected to the governing board of the National Association for the Education of Young Children.

1995

Bright Horizons at George Washington University opens in Washington, DC. By 2001, Bright Horizons will manage centers at colleges and universities around the country, including Johns Hopkins University, Duke University and Iowa State University.



Bright Horizons begins managing the United Nations Child Care Center.

1996

CorporateFamily Solutions and Bright Horizons both conduct successful IPOs.

1997

The powerful economic principle underlying our success is that with the investment of employer capital to create most of our facilities, we are able to achieve very strong returns on our invested capital. Last year, for instance, we achieved 19% revenue growth and 20% net income growth, opened 45 net new centers, and achieved a pipeline of well over 50 new projects, all while generating cash. In our 15-year history, we have harnessed nearly $1 billion dollars of employer investment in child care facilities and operations.



390
345
300
274
245
1997
1998
1999
2000
2001

CENTERS MANAGED BY BRIGHT HORIZONS FAMILY SOLUTIONS

A Fast Tortoise

From the beginning, we have known that building Bright Horizons would be an incremental process. Our centers are relatively small economic units; they each require a great deal of planning, hiring, and faculty training prior to opening. Each is typically sustained by a client relationship that requires intense focus and attention. Though we have achieved roughly 30% of our growth through acquisition, we know that organizations with our quality model and employer-sponsored strategy are few. In the late 1990s, when 20% growth seemed trivial, we followed the Socratic wisdom of "know thyself" and stayed true to the basic elements of our strategy. We don't aspire to be the hare, just the fastest tortoise we can be. As a result, we have grown consistently for 15 years. We have never had a quarter of declining growth in this entire period. We continued to grow consistently during the recessions of the late 1980s, the early 1990s, and the early part of 2000 and 2001. In our 16 quarters as a public company, we have always met or exceeded our earnings goals.

The "Ron Brown Presidential Award for Corporate Leadership" is awarded to Bright Horizons, Inc. for its work in founding The Horizons Initiative.



THE RON BROWN AWARD
FOR CORPORATE LEADERSHIP

Bright Horizons opens its first private elementary school, Chestnut Hill Academy, in Bellevue, Washington.



AOL's New Math • The Enron Fallout
FORTUNE
The 100 Best COMPANIES to WORK FOR

Bright Horizons is selected as one of the "100 Best Companies to Work for in America" by *Fortune* magazine for the first time. The company is subsequently selected in 2000 and 2001.

Bright Horizons creates the Network Access Program, providing priority access and back-up care at Bright Horizons child care and early education centers around the world.



Network Access Program

CorporateFamily SOLUTIONS

Bright Horizons and CorporateFamily Solutions merge to form Bright Horizons Family Solutions.

BRIGHT HORIZONS

Bright Horizons FAMILY SOLUTIONS

1998

A Better World



We are uniquely positioned to make the world a better place. Like many companies, we can do this by being a good place for our employees, by helping our clients be great workplaces, and by generating returns for our shareholders. In addition, if we do our work right, we help educate the next generation of scientists, policy makers, teachers, philanthropists, and artists. If our programs, rich in the ethnic diversity that comes from our function as a workplace child care provider, help children overcome racial, religious, and other divisions, we can help create a more peaceful world. We help children learn from the earliest age to resolve conflicts, manage their anger, and empathize with others. We participate in fulfilling the vision of a world of truly equal opportunity by giving all the children we serve a good start in life.

On September 11, 2001, we faced a world in which many children's and parents' fears escalated dramatically. We responded almost instantly with resources for the families and clients we serve to help parents discuss the terror attacks with their children. Our materials were sent to hundreds of thousands of employees in our client companies.

The 25 most influential working mothers

Linda Mason is selected by *Working Mother* magazine as one of the "25 Most Influential Working Mothers."



Bright Horizons Family Solutions creates the Bright Horizons Foundation for Children.



Bright Horizons' Consulting Practice undertakes its first global work/life strategy project for Unisys. The Consulting Practice has performed hundreds of studies for clients, ranging from child care center feasibility studies to work/life strategic plans.

Bright Horizons assumes management of three child care centers in *Guam serving U.S.* Naval families for Raytheon.



COO Mary Ann Tocio is named President of Bright Horizons Family Solutions.

Bright Horizons Family Solutions goes global, acquiring London-based NurseryWorks and Dublin-based Circle of Friends.



Bright Horizons Family Solutions introduces *The World at Their Fingertips* curriculum.

1999

2000

Within weeks, we had launched a relief effort in partnership with Mercy Corps and JPMorgan Chase aimed at underserved families in New York City. Jim Greenman, our Senior Vice President of Education, authored *What Happened to the World?*, a book for educators and parents to help children cope with fear, grief, and intolerance.

Every day our teachers and directors perform thousands of caring acts. They comfort families who have lost loved ones; they support children whose parents are divorcing; they help educate families about the needs of a child with learning delays; they coach families about how to support an older child when a younger sibling is born; they help parents see the miracle of growth and development in their children.

Milestones

Fifteen years after the company began, Bright Horizons has achieved many milestones by which we can measure our progress. We have the highest percentage of NAEYC-accredited centers in the United States. With the addition of our first center in Canada for IBM and Siebel Systems, we now are operating in the UK, Ireland, Canada, and the US. Our Bright Horizons Foundation for Children has created more than 18 Bright Spaces programs for homeless children. Our corporate client satisfaction scores topped 99%. Like the children we serve, we have grown and developed, and our future is filled with potential.

With the addition of our first center in Canada for IBM and Siebel Systems, we now are in the UK, Ireland, Canada, and the US.


Disagree 4%
Strongly Disagree 0%
Strongly Agree 40%
Agree 56%
PARENTS (n=75)
Disagree 2%
Strongly Disagree 2%
Strongly Agree 46%
Agree 50%
TEACHERS (n=50)

Percentage agreement the child is prepared for kindergarten

Kindergarten Readiness Study results show that 96 percent of parents and kindergarten teachers believe Bright Horizons graduates are well-prepared for kindergarten; 80 percent of kindergarten teachers report that compared to their classmates, Bright Horizons graduates are average or above average in all aspects of kindergarten readiness.

FORBES
200 Best Small Companies

Bright Horizons Family Solutions is selected as one of *Forbes* "200 Best Small Companies."

Bright Horizons opens its first Bright Space, in partnership with HSBC Bank USA, providing a playspace for children in a homeless shelter. By 2001, Bright Horizons sponsors 18 Bright Spaces, including 11 in partnership with JPMorgan Chase. The Bright Spaces CD receives the NAPPA Silver Award.


Bright Spaces


WHAT HAPPENED TO THE WORLD?

Bright Horizons partners with JPMorgan Chase and Mercy Corps to create the "Comfort for Kids" program to assist children affected by the September 11 tragedy. Bright Horizons' Sr. VP of Education Jim Greenman writes *What Happened to the World?*

2001

Looking Ahead

With the day-to-day leadership of Bright Horizons in the able hands of our new CEO, Dave Lissy, and President and COO, Mary Ann Tocio, I am confident that many good days lie ahead. We are fortunate to have such a capable team leading the company. Bright Horizons' management strength runs deep. Having been able to sustain growth during the recent economic downturn, we are positioned extremely well for a strengthening economy. We have used the weakness in the economy to put more distance between ourselves and our competition. We have made aggressive investments even as others have pulled back. We are positioned for more global growth. We have developed new employer niches among universities and government agencies and are beginning to make progress availing ourselves of public funding for early education. We continue to grow and develop our client services team, our consulting practice, our architectural design capabilities, and our new-center development proficiency.



ROGER H. BROWN
EXECUTIVE CHAIRMAN

Most important, as our core clients' businesses regain their strength, we are positioned to be their partner in continuing to promote family-friendly workplaces that attract and retain the best talent. We have had centers lose enrollment due to layoffs, yet have managed our cost structure to avoid significant impact from such challenges. This positions us very well for a rebounding economy when demand for services strengthens and we can achieve even higher levels of occupancy.

Over the next fifteen years, we will continue to innovate to find creative ways to meet the needs of children, employers, and families. And fifteen years from now, the first Bright Horizons graduates may have children of their own learning, growing, and discovering at Bright Horizons child care and early education centers.

We deeply appreciate the support and confidence you have placed in us as an owner of Bright Horizons. We intend to be an organization in which you would not only invest your capital, but also to which you would entrust your children. That is our unique calling.

Roger H. Brown
Executive Chairman

Bright Horizons Family Solutions has more than 220 centers accredited by the National Association for the Education of Young Children, a track record unparalleled in the industry.


naeyc
ACCREDITED
PROGRAM



Motorola launches the Children's Technology Initiative, linking child care centers electronically, incorporating a national curriculum, and creating "imagination stations" for computer-based learning. Bright Horizons currently manages more than a dozen centers for Motorola.

Bright Horizons Family Solutions opens its first center in Canada for IBM and Siebel Systems.

Bright Horizons Family Solutions opens the first back-up child care center in London.



Bright Horizons co-founder Roger Brown appoints David Lissy CEO, to become effective in 2002. Brown becomes executive chairman.



Bright Horizons operates a total of 390 child care and early education centers in 36 states, DC, UK, Ireland, Canada, and Guam.

2001

2001 Selected Financial and Operating Data

The following financial information has been compiled from the Company's consolidated financial statements, which combine financial position and operating results as of and for the years ended December 31:

	2001	2000†	1999	1998††	1997
Statement of income data					
(in thousands except per share amounts):					
Revenues	**$ 345,862**	$ 291,143	$ 243,290	$ 209,372	$ 172,555
Income from operations	**20,021**	16,446	12,843	8,737	5,048
Income before taxes	**19,936**	15,772	13,558	2,447	5,004
Net income before preferred stock dividends and accretion on redeemable preferred stock	**11,527**	9,212	7,927	474	2,761
Net income available to common stockholders	**11,527**	9,212	7,927	474	1,844
Diluted earnings per share	**$ 0.90**	$ 0.74	$ 0.63	$ 0.04	$ 0.30
Weighted average diluted shares outstanding	**12,798**	12,522	12,586	12,411	9,293
Financial position at year end					
(in thousands except per share amounts):					
Working (deficit) capital	**$ (3,547)**	$ (6,265)	$ 3,342	$ 12,040	$ 18,005
Total assets	**161,018**	136,895	107,073	91,463	76,842
Long-term debt, including current maturities	**890**	581	687	685	783
Common stockholders' equity	**89,417**	75,283	62,286	53,380	46,663
Dividends per common share	—	—	—	—	—
Operating data at year end					
Child care and early education centers managed	**390**	345	300	274	245
Licensed capacity	**48,337**	43,069	37,150	34,377	30,232

† The Company recognized a non-recurring charge of $704,000 in connection with a writedown in the value of certain equity investments made by the Company.

†† The Company recognized merger costs of $7.5 million related to the Merger of BRHZ and CFAM. As a result of the non-deductibility of certain transaction costs associated with the Merger, the Company recognized tax expense of $2.0 million.

Common Stock Information

	2001		2000	
	High	**Low**	High	Low
Fourth Quarter	**28.000**	**23.000**	30.250	20.125
Third Quarter	**31.700**	**22.200**	30.000	19.500
Second Quarter	**32.050**	**22.000**	22.000	16.250
First Quarter	**28.125**	**21.125**	23.125	15.375

The following discussion contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of the Company. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any modifications or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that actual financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. See "Risk Factors" included in the Company's annual report on 10-K dated April 1, 2002, and incorporated herein by reference for a description of a number of risks and uncertainties which could, among other things, affect actual results.

GENERAL

Bright Horizons Family Solutions (the "Company") is a leading national provider of workplace services for employers and families, including child care, early education and strategic work/life consulting. As of December 31, 2001, the Company managed 390 child care and early education centers, with over 50 child care and early education centers under development. The Company has the capacity to serve more than 48,000 children in 36 states, the District of Columbia, Canada, Guam, Ireland and the United Kingdom, and has partnerships with many of the nation's leading employers, including 82 *Fortune 500* companies and 48 of *Working Mother* Magazine's "100 Best Companies for Working Mothers" in 2001. The Company seeks to cluster centers in geographic areas to enhance operating efficiencies and to create a leading market presence.

The Company, a Delaware corporation, was formed as a result of the merger (the "Merger"), by and among the Company, Bright Horizons, Inc. ("BRHZ") and Corporate Family Solutions, Inc. ("CFAM"), which was approved by the shareholders of BRHZ and CFAM on July 24, 1998 in a transaction accounted for as a pooling of interests and structured as a tax-free reorganization.

In 2000, the Company began operating in Europe through the acquisitions of Nurseryworks Limited, based in London, England which operates nine child care centers in the greater London area, and Circle of Friends, based in Ireland, which operates two child care centers. In 2001, the Company commenced operations in Canada upon the opening of a child care and early education center in the Toronto, Canada area. The operations of the Company's non-domestic child care centers are not material to the Company's operating results, financial position or cash flows.

Center Economics. The Company's revenue is principally derived from the operation of child care and early education centers, and to a lesser extent, other services including consulting services. Child care and early education center revenues consist of parent fees for tuition, amounts paid by sponsors to subsidize parent fees, and management fees paid by client sponsors. Revenue growth has primarily resulted from the addition of new child care and early education centers, as well as increased enrollment and tuition, and expanded programs at existing centers. Parent fees comprise the largest component of a center's revenue and are billed on a monthly or weekly basis, payable in advance. The parent fees are generally comparable to or slightly higher than prevailing area market rates for tuition. Amounts paid by sponsor clients are payable monthly and may be dependent on a number of factors such as enrollment, the extent to which the sponsor wishes to subsidize parent fees, the quality enhancements a sponsor wishes to make in the operations of the center, and budgeted amounts. Management fees are generally fixed and payable monthly. Although the specifics of the Company's sponsorship arrangements vary widely, there are two basic forms, the sponsor model and the management model.

The Company employs the sponsor model in approximately 58% of its child care and early education center sites. Under the sponsor model, a child care and early education center is operated at or near the sponsor's work site. The Company retains profit-and-loss responsibility for the operation of the center, and, as part of the arrangement, may receive financial support from the sponsor. Sponsor support can take various forms, including reduced occupancy costs, tuition-assistance and start-up and/or operating cost assistance. Newly opened sponsored centers generally operate at a loss until utilization levels reach approximately 55% which typically occurs within 6 to 18 months of operation. In exchange for client sponsorship, the Company gives priority enrollment to the children of employees or tenants affiliated with the sponsor.

In centers operating under the sponsor model, the Company may be required to make capital expenditures necessary to initially fit out, equip and furnish the child care and early education centers, as well as make similar expenditures to refurbish and maintain existing centers. While sponsors generally provide for the space or construction of the child care and early education center, the Company may pay for leasehold improvements or construction costs. The Company may make capital investments when it is able to obtain favorable purchase terms or when a sponsor agrees to pay fees in advance for long-term priority enrollment rights in the center, or for other guarantees.

Under the management model, which comprises approximately 42% of the Company's operating sites, the Company operates a child care and early education center under a cost-plus agreement. These contracts generally include a management fee and require that the client provide an operating subsidy to supplement parent fees or tuition within an agreed upon budget. The operating subsidies are dependent on the tuition levels the sponsor chooses to set for its employees and the cost structure associated with operating the center, including program enhancements the sponsor wishes to make. Due to the financial commitment of the client, the Company does not sustain pre-opening or initial operating losses under the management model. To the extent that the costs of operating the center vary from planned levels, the operating subsidies paid by client sponsors will also vary; however, the Company generally earns a fixed return in management model centers which is unaffected by the variations in operating subsidy. At mature operating levels the management model centers generally experience slightly lower operating margins than the sponsor model centers.

In centers operating under the management model, the sponsor typically provides for all costs associated with building, fitting out, equipping, furnishing and supplying the child care and early education center. The sponsor is also typically responsible for ongoing occupancy and maintenance costs.

Under the sponsor model, the tuition paid by parents is supplemented in some cases by direct payments from sponsors and, to a far lesser extent, direct payment from government agencies. Under the management model, in addition to parent tuition, revenue also includes management fees and operating subsidies. Tuition, management fees and fees for priority enrollment rights paid in advance are recorded as deferred revenue and are recognized as earned.

In addition to the sponsor and management models, the Company may establish a center in instances where it has been unable to cultivate sponsorship, or sponsorship opportunities do not currently exist. In these instances the Company will typically lease space in locations where experience and demographics indicate that demand for the Company's services exist. These centers typically operate at a loss until utilization levels reach approximately 65%, which typically occurs within 18 to 30 months of operation.

Cost of services expenses consist of direct expenses associated with the operation of child care and early education centers and with the delivery of consulting services. Cost of services consist primarily of staff salaries, taxes and benefits; food costs; program supplies and materials; parent marketing; and occupancy costs. Personnel costs are the largest component of a center's operating costs, and comprise approximately 80% of a center's operating expenses. However, personnel costs will be proportionately larger in child care and early education centers operating under the management model and proportionally lower in child care and early education centers operating under the sponsor model. Consulting cost of services are composed primarily of staff salaries, taxes and benefits; contract labor; and other direct operating expenses.

Selling, general and administrative expenses are composed primarily of salaries, taxes and benefits for non-center personnel, including corporate, regional and business development personnel; accounting and legal fees; information technology; occupancy costs for corporate and regional personnel and other general corporate expenses.

Amortization expense is being recognized over the period benefited by certain intangible assets, which include goodwill, non-compete agreements and contract rights associated with acquisitions made by the Company.

New Centers. In 2001, the Company added 56 new child care and early education centers, 24 of which are operating under the sponsor model and 32 of which are operating under the management model. In the same period, the Company closed 11 centers that were either not meeting operating objectives or transitioned to other service providers. The Company currently has over 50 centers under development, scheduled to open over the next 12 to 24 months. The opening of new centers is subject to a number of conditions and factors, including, among others, construction timing, sponsor needs and weather conditions.

Seasonality. The Company's business is subject to seasonal and quarterly fluctuations. Demand for child care and early education services has historically decreased during the summer months. During this season, families are often on vacation or have alternative child care arrangements. Demand for the Company's services generally increases in September upon the beginning of the new school year and remains relatively stable throughout the rest of the school year. Results of operations may also fluctuate from quarter to quarter as a result of, among other things, the performance of existing centers including enrollment and staffing fluctuations, the number and timing of new center openings and/or acquisitions, the length of time required for new centers to achieve profitability, center closings, refurbishment or relocation, the model mix (sponsor vs. management) of new and existing centers, the timing and level of sponsorship payments, competitive factors and general economic conditions.

RESULTS OF OPERATIONS

The following table has been compiled from the Company's consolidated financial statements and sets forth statement of income data as a percentage of revenue for the years ended December 31, 2001, 2000, and 1999:

Year ended December 31:	**2001**	2000	1999
Revenue	**100.0%**	100.0%	100.0%
Cost of services	**85.3**	85.3	85.8
Gross profit	**14.7**	14.7	14.2
Selling, general and administrative	**8.3**	8.4	8.6
Amortization	**0.6**	0.7	0.3
Income from operations	**5.8**	5.6	5.3
Other charges	—	(0.2)	—
Net interest income	—	—	0.3
Income before income taxes	**5.8**	5.4	5.6
Income tax expense	**2.5**	2.2	2.3
Net income	**3.3%**	3.2%	3.3%

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Revenue. Revenue increased $54.8 million, or 18.8%, to $345.9 million in 2001 from $291.1 million in 2000. At December 31, 2001, the Company operated 390 child care and early education centers, as compared with 345 at December 31, 2000, a net increase of 45 centers. Growth in revenues is primarily attributable to the net addition of new child care and early education centers, modest growth and the maturation in the existing base of child care and early education centers, and tuition increases of approximately 4% to 6%.

Gross Profit. Gross profit increased $8.1 million, or 18.9%, to $50.8 million in 2001 from $42.7 million in 2000. Gross profit as a percentage of revenue remained consistent with last year at 14.7% due primarily to stable performance in the mature base of centers. In 2001, management model centers, which contribute to the overall margin from their initial month of operations, offset the losses incurred by new and ramping up employer-sponsored and developer-sponsored centers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $4.2 million, or 17.3%, to $28.6 million in 2001 from $24.4 million in 2000. The decrease as a percentage of revenue to 8.3% in 2001 from 8.4% in 2000 relates to a larger revenue base and increased overhead efficiencies. The dollar increase is primarily attributable to investments in regional management and operations personnel necessary to support long-term growth, and to a lesser degree to additional investments in sales personnel and finance and administrative support staff. In addition, selling, general and administrative expenses associated with expansion in the United Kingdom and Ireland represent a full year's costs in 2001 as compared to a partial year's costs in 2000.

Income from Operations. Income from operations totaled $20.0 million in 2001, as compared with income from operations of $16.4 million in 2000. Operating income in 2001 increased by $3.6 million, or 21.7%, from 2000.

Net Interest (Expense) Income. Net interest expense in 2001 totaled $85,000 as compared to net interest income of $30,000 in 2000. The increase in net interest expense is attributable to lower levels of invested cash, lower average interest rates and to interest paid on intermittent borrowings under the line of credit.

Income Tax Expense. The Company had an effective tax rate of 42.2% in 2001. In 2000 the effective tax rate was 41.6%. The increase in the effective rate is due principally to losses in certain foreign subsidiaries where the Company is not currently able to recognize a tax benefit. Management expects a modest decrease in the effective rate for 2002 due to the effects of discontinuing the amortization of non-deductible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and the achievement of profitable operating results in the foreign subsidiaries by the end of 2002.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2000 AND 1999

Revenue. Revenue increased $47.8 million, or 19.7%, to $291.1 million in 2000 from $243.3 million in 1999. At December 31, 2000, the Company operated 345 child care and early education centers, as compared with 300 at December 31,1999, a net increase of 45 child care and early education centers. Growth in revenues is primarily attributable to the net addition of new child care and early education centers, maturation of existing child care and early education centers, modest growth in the existing base of child care and early education centers and tuition increases of approximately 4% to 6%.

Gross Profit. Gross profit increased $8.0 million, or 23.3%, to $42.7 million in 2000 from $34.7 million in 1999. The increase in gross profit as a percentage of revenue, to 14.7% in 2000 from 14.2% in 1999, is attributable to the higher proportion of centers operating as mature, stabilized facilities. This improvement in centers open greater than two years was partially offset by lower margins in centers that were open less than two years, due largely to a greater number of sponsor model centers, which incur losses during the ramp up stage.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $3.5 million, or 16.7%, to $24.4 million in 2000 from $20.9 million in 1999. The decrease as a percentage of revenue to 8.4% in 2000 from 8.6% in 1999 relates to a larger revenue base and increased overhead efficiencies. The dollar increase is primarily attributable to investments in regional management, sales personnel and operations personnel necessary to support long-term growth, as well as selling, general and administrative expenses associated with expansion in the United Kingdom and Ireland.

Income from Operations. Income from operations totaled $16.4 million in 2000, as compared with income from operations of $12.8 million in 1999. Operating income in 2000 increased by $3.6 million, or 28.1%, from 1999.

Other Charges. In 1999 and 2000 the Company made equity investments in two privately held companies associated with the child care and early education industry. In the quarter ended December 31, 2000, the Company was notified that one of the entities, which developed internet based educational and entertainment content for children and families, was discontinuing further program and content development until additional funding could be secured. The Company was also notified in this period by the other entity, in which the Company held an equity investment, that due to contractions in business, additional funding would be necessary to continue its operations. Based on the outlook for additional funding for either of these companies, management assessed that the potential for future recovery of these investments was not likely. As a result, the Company recognized a charge of $704,000

($412,000 after tax) in connection with the impairment of these equity investments. In February 2001 the internet based company filed for bankruptcy, and in April 2001, the assets of the other Company were liquidated and the Company officially abandoned the stock.

Net Interest (Expense) Income. Net interest income in 2000 totaled $30,000 as compared to $715,000 in 1999. The decrease in net interest income is attributable to lower levels of invested cash and to borrowing under the line of credit.

Income Tax Expense. The Company had an effective tax rate of 41.6% in 2000, and 41.5% in 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary cash requirements are from the ongoing operations of its existing child care and early education centers and the addition of new centers through development or acquisition. The Company's primary source of liquidity has been from existing cash balances and cash flow from operations, supplemented by borrowings available under the Company's various credit arrangements. The Company had a working capital deficit of $3.5 million and $6.3 million at December 31, 2001 and 2000, respectively.

Cash provided by operating activities was $31.1 million, $17.0 million and $15.2 million for years ended December 31, 2001, 2000 and 1999, respectively. The increase of $14.1 million in cash provided by operating activities in 2001 was primarily the result of an increase in net income before depreciation and amortization of $4.6 million, as well as a smaller increase in accounts receivable in 2001 as compared to 2000. In addition, accounts payable and accrued expenses, due in large part to balances in accrued salary and benefits, and workers compensation insurance, increased $7.8 million compared to an increase of $3.5 million in 2000. Operating cash flow also increased as the result of $5.3 million in deferred revenue in 2001 as compared to $3.2 million in 2000. The increase in cash provided by operating activities in 2000 from 1999 was primarily the result of an in increase in net income before depreciation and amortization of $3.9 million, offset by an increase in accounts receivable in 2000 as compared to 1999. Additionally, operating cash flow increased as the result of $3.2 million in deferred revenue as compared to $2.0 million of deferred revenue in 1999, as well as an increase in accounts payable and accrued expenses. Deferred revenue of $5.3 million, $3.2 million and $2.0 million in 2001, 2000 and 1999, respectively, was associated with (i) fees paid in advance for long-term priority enrollment rights in certain centers and (ii) parent tuition paid in advance.

Cash used in investing activities was $22.2 million for the year ended December 31, 2001 compared to $28.3 and $20.4 million for the years ended December 31, 2000 and 1999, respectively. The decrease in 2001 was principally due to a reduction of cash paid out for acquisitions, which totaled $1.2 million in 2001 compared to $8.2 million in 2000. Of the $21.0 million of fixed asset additions in 2001, approximately $13.7 million relate to new child care and early education centers; of the remainder, approximately $7.2 million relates to the refurbishment and expansion of existing child care and early education centers, with the balance expended for office expansion and investment in information technology in corporate, regional and district offices. Management expects to maintain, or increase slightly, the current level of center related fixed asset spending through 2002.

Cash used in financing activities totaled $4.7 million for the year ended December 31, 2001, compared to cash provided by financing activities of $7.2 million in 2000. In 2001, the Company made net payments of $5.2 million to its lines of credit and $1.1 million in short-term debt payments. In the year ended December 31, 1999 cash used by financing activities was primarily the result of the Company's repurchase of 495,000 shares of its Common Stock at a cost of $7.1 million. During the years 2001, 2000 and 1999, the Company received $1.8, $2.6 and $5.1 million, respectively, in net proceeds from the issuance of Common Stock associated with the exercise of stock options.

In 1999, the Board of Directors approved a plan to repurchase up to a total of 1,250,000 shares of the Company's Common Stock. At December 31, 2001 the Company had repurchased 495,000 shares for a total of $7.1 million, all of which was acquired in 1999. Share repurchases under the stock repurchase program may be made from time to time with the Company's cash in accordance with applicable securities regulations in open market or privately negotiated transactions. The actual number of shares purchased and cash used, as well as the timing of purchases and the prices paid, will depend on future market conditions.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of high quality commercial paper and institutional money market accounts. The carrying value of these instruments approximates market value due to their short maturities.

Management believes that funds provided by operations and the Company's existing cash and cash equivalent balances and borrowings available under its line of credit will be adequate to meet planned operating and capital expenditure needs for at least the next 12 months. The Company's existing $40.0 million line of credit expires in June 2002, which management expects to renew on similar terms. However, if the Company is unable to renew the facility, or were to make any significant acquisition(s) or investments in the purchase of facilities for new or existing child care and early education centers, it may be necessary for the Company to obtain additional debt or equity financing. There can be no assurance that the Company would be able to obtain such financing on reasonable terms, if at all.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States. The preparation of these statements requires management to make certain estimates, judgments and assumptions, which affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses in the periods presented. The application of the Company's accounting policies involves the exercise of judgment and assumptions that pertain to future uncertainties and as a result, actual results could differ from these estimates. The accounting policies we believe are critical in the preparation of the Company's consolidated financial statements relate to revenue recognition, accounts receivable, goodwill and other intangibles, liability for insurance obligations and income taxes.

Revenue Recognition. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin 101, which requires that four basic criteria be met before recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is reasonably assured. In both the sponsor model and the management model, revenues consist primarily of tuition paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenues also include management fees paid by corporate sponsors. In the management model, in addition to tuition and management fee revenues, revenue is also recognized for operating subsidies paid either in lieu of or to supplement tuition. Revenue is recognized as services are performed. In some instances the Company receives revenue in advance of services being rendered, which is deferred until the services have been provided.

Accounts Receivable. The Company generates accounts receivable from fees charged to parents and client sponsors, and to a lesser degree governmental agencies. The Company monitors collections and payments from these customers and maintains a provision for estimated losses based on historical trends, in addition to amounts established for specific customer collection issues that have been identified. Amounts charged to this provision for uncollectible accounts receivable have historically been within the Company's expectations, but there can be no assurance that future experience will be consistent with the Company's past experience.

Goodwill and Intangibles. Accounting for acquisitions requires management to make estimates related to the fair value of assets and liabilities acquired, including intangible assets, with any residual balance being allocated to goodwill. Accounting for intangible assets requires management to make assessments concerning the value of these intangible assets and whether events or circumstances indicate that these assets have been impaired. On January 1, 2002 the Company will be required to adopt the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Accounting for Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets" which, among other things, require the Company to discontinue the amortization of goodwill as well as intangible assets with indefinite lives. In lieu of recording amortization of intangible assets the Company will be required to complete an initial review of goodwill and intangible assets for impairment in 2002, and annually thereafter. Should it be determined that any of these assets have been impaired, the Company would be required to record an impairment charge. The Company does not expect to record an impairment charge in 2002, however, there can be no assurance that such a charge will not be recorded in 2002 or in future periods.

Liability for Insurance Obligations. The Company self-insures a portion of its workers compensation and medical insurance plans. Due to the nature of these liabilities, which may not fully manifest themselves for several years, the Company estimates the obligations for liabilities incurred but not yet reported or paid based on available data and experience. While management believes that the amounts accrued for these obligations is sufficient, any significant increase in the number of claims and costs associated with claims made under these plans could have a material adverse effect on the Company's financial position or results of operations.

Income Taxes. Accounting for income taxes requires management to estimate its income taxes in each jurisdiction in which it operates. Due to differences in the recognition of items included in income for accounting and tax purposes for items such as deferred revenue, temporary differences arise which are recorded as deferred tax assets or liabilities. The Company estimates the likelihood of recovery of these assets, which is dependent on future levels of profitability and enacted tax rates. Should any amounts be determined not to be recoverable, or assumptions change, the Company would be required to take a charge, which could have a material effect on the Company's financial position or results of operations.

NEW PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Accounting for Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements modify accounting for business combinations after September 30, 2001 and will affect the Company's treatment of goodwill and other intangible assets at the start of the year 2002, and for acquisitions consummated after June 30, 2001. The statements require that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be periodically repeated, with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified with the Statement's criteria. Intangible assets with estimated useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminable lives will cease. Although the Company has not yet determined the full impact of these statements on reported results, amortization expense on amortizable intangible assets is expected to be approximately $250,000 to $400,000 in 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement does not apply to obligations that arise solely from a plan to dispose of a long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of this statement to have a material impact on its results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of. The changes in this statement require that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of this statement generally are to be applied prospectively. The Company does not expect the adoption of this statement to have a material impact on its results of operations.

MARKET RISK

Foreign Currency Risk. The Company's exposure to fluctuations in foreign currency exchange rates is primarily the result of foreign subsidiaries domiciled in Canada, Ireland, and the United Kingdom. The Company does not currently use financial derivative instruments to hedge foreign currency exchange rate risks associated with its foreign subsidiaries.

The assets and liabilities of the Company's Canadian, Irish and United Kingdom subsidiaries, whose functional currencies are the Canadian dollar, Irish pound and British pound, respectively, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for the subsidiaries are included in the cumulative translation adjustment in stockholders' equity. Management estimates that had the exchange rate in each country had a devaluation of 10% relative to the U.S. dollar, the Company's consolidated earnings before taxes would have decreased by approximately $36,000.

Interest Rate Risk. As of December 31, 2001, the Company's investment portfolio primarily consisted of institutional money market funds, which due to their short maturities are considered cash equivalents. The Company's primary objective with its investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. These investments, which approximate $9.7 million at year end, have an average interest rate of approximately 2.6% and are subject to interest rate risk. As a result of the average maturity and conservative nature of the investment portfolio, a sudden change in interest rates would not have a material effect on the value of the portfolio. Management estimates that had the average yield of the Company's investments in these investments and its other interest bearing accounts decreased by 100 basis points in 2001, the Company's interest income for the year ended December 31, 2001 would have decreased by approximately $100,000. This estimate assumes that the decrease would have occurred on the first day of 2001 and reduced the yield of each investment instrument by 100 basis points. The impact on the Company's future interest income as a result of future changes in investment yields will depend largely on the gross amount of the Company's investments.

The Company is also subject to interest rate risk under the terms of its various lines of credit, which have variable rates of interest. The impact on the Company's future interest expense as a result of future changes in interest rates will depend largely on the gross amount of the Company's borrowings. Management estimates that had the average interest rate incurred on the Company's average borrowings under its lines of credit increased by 100 basis points in 2001, the Company's interest expense for the year ended December 31, 2001 would have increased by approximately $10,000. This estimate assumes that the increase would have occurred on the first day of borrowings and increased the rate charged by 100 basis points during the term of the borrowing.

INFLATION

The Company does not believe that inflation has had a material effect on its results of operation. There can be no assurance, however, that the Company's business will not be affected by inflation in the future.

Consolidated Balance Sheets

(in thousands, except share data)

December 31:	2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 12,770	$ 8,599
Accounts receivable, net of allowance for doubtful accounts of $1,512 and $1,477, respectively	26,738	23,945
Prepaid expenses and other current assets	3,994	3,508
Current deferred tax asset	7,743	5,297
Total current assets	51,245	41,349
Fixed assets, net	77,761	64,433
Goodwill and other intangibles, net	24,375	24,256
Noncurrent deferred tax asset	7,057	6,151
Other assets	580	706
Total assets	$ 161,018	$ 136,895
Liabilities and Stockholders' Equity		
Current liabilities:		
Lines of credit and short-term debt	$ —	$ 6,319
Current portion of long-term debt and obligations due under capital leases	251	156
Accounts payable and accrued expenses	36,154	28,007
Deferred revenue, current portion	15,045	10,720
Income taxes payable	1,553	540
Other current liabilities	1,789	1,872
Total current liabilities	54,792	47,614
Long-term debt and obligations due under capital leases, net of current portion	639	425
Accrued rent	1,816	1,744
Other long-term liabilities	4,570	3,358
Deferred revenue, net of current portion	9,784	8,471
Total liabilities	71,601	61,612
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Common stock, $0.01 par value Authorized: 30,000,000 shares Issued: 12,769,000 and 12,564,000 shares at December 31, 2001 and 2000, respectively Outstanding: 12,274,000 and 12,069,000 shares at December 31, 2001 and 2000, respectively	128	126
Additional paid-in capital	82,132	79,398
Treasury stock, 495,000 shares at cost	(7,081)	(7,081)
Cumulative translation adjustment	(104)	25
Retained earnings	14,342	2,815
Total stockholders' equity	89,417	75,283
Total liabilities and stockholders' equity	$ 161,018	$ 136,895

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)

Year ended December 31:	2001	2000	1999
Revenues	$ 345,862	$ 291,143	$ 243,290
Cost of services	295,027	248,405	208,631
Gross Profit	50,835	42,738	34,659
Selling, general and administrative	28,601	24,388	20,903
Amortization	2,213	1,904	913
Income from operations	20,021	16,446	12,843
Other charges	—	(704)	—
Net interest (expense) income	(85)	30	715
Income before taxes	19,936	15,772	13,558
Income tax expense	8,409	6,560	5,631
Net income	$ 11,527	$ 9,212	$ 7,927
Earnings per share – basic	$ 0.95	$ 0.77	$ 0.66
Weighted average number of common shares – basic	12,189	11,895	11,945
Earnings per share – diluted	$ 0.90	$ 0.74	$ 0.63
Weighted average number of common and common equivalent shares – diluted	12,798	12,522	12,586

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity

(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Treasury Stock	Cumulative Translation Adjustment	Retained Earnings (Deficit)	Total Stockholders Equity	Comprehensive Income
Balance at December 31, 1998	11,554	$ 115	$ 67,589	$ —	$ —	$(14,324)	$ 53,380	
Exercise of stock options	756	8	5,103	—	—	—	5,111	
Repurchase of common stock	(495)	—	—	(7,081)	—	—	(7,081)	
Stock-based compensation	—	—	22	—	—	—	22	
Tax benefit from the exercise of stock options	—	—	2,927	—	—	—	2,927	
Net income	—	—	—	—	—	7,927	7,927	$ 7,927
Comprehensive net income for the year ended December 31, 1999								7,927
Balance at December 31, 1999	11,815	123	75,641	(7,081)	—	(6,397)	62,286	
Exercise of stock options	254	3	2,570	—	—	—	2,573	
Options issued in connection with an acquisition	—	—	28	—	—	—	28	
Stock-based compensation	—	—	71	—	—	—	71	
Tax benefit from the exercise of stock options	—	—	1,088	—	—	—	1,088	
Translation adjustment	—	—	—	—	25	—	25	25
Net income	—	—	—	—	—	9,212	9,212	9,212
Comprehensive net income for the year ended December 31, 2000								9,237
Balance at December 31, 2000	12,069	126	79,398	(7,081)	25	2,815	75,283	
Exercise of stock options	205	2	1,800	—	—	—	1,802	
Options issued in connection with an acquisition	—	—	12	—	—	—	12	
Stock-based compensation	—	—	17	—	—	—	17	
Tax benefit from the exercise of stock options	—	—	905	—	—	—	905	
Translation adjustment	—	—	—	—	(129)	—	(129)	(129)
Net income	—	—	—	—	—	11,527	11,527	11,527
Comprehensive net income for the year ended December 31, 2001								**$ 11,398**
Balance at December 31, 2001	**12,274**	**$ 128**	**$ 82,132**	**$ (7,081)**	**$ (104)**	**$ 14,342**	**$ 89,417**	

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Year ended December 31:	2001	2000	1999
Net income	$ 11,527	$ 9,212	$ 7,927
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,781	7,525	4,912
Non-cash expenses	17	71	22
Asset write-downs and loss on disposal of fixed assets	167	718	208
Deferred income taxes	(2,447)	(2,290)	(1,914)
Changes in assets and liabilities:			
Accounts receivable	(2,777)	(6,006)	(4,474)
Income tax receivable	—	—	5,171
Prepaid expenses and other current assets	(485)	(825)	(727)
Accounts payable and accrued expenses	7,800	3,520	1,348
Income taxes payable	1,013	851	780
Deferred revenue	5,277	3,236	1,964
Accrued rent	172	344	(160)
Other long-term assets	95	(212)	11
Other current and long-term liabilities	946	809	160
Net cash provided by operating activities	31,086	16,953	15,228
Cash flows from investing activities:			
Additions to fixed assets, net of acquired amounts	(21,005)	(19,677)	(18,059)
Proceeds from the disposal of fixed assets	—	21	25
Increase in other assets	—	(503)	(400)
Payments for acquisitions, net of cash acquired	(1,162)	(8,167)	(1,964)
Net cash used in investing activities	(22,167)	(28,326)	(20,398)
Cash flows from financing activities:			
Proceeds from the issuance of common stock	1,802	2,573	5,111
Purchase of treasury stock	—	—	(7,081)
Principal payments of long-term debt and obligations under capital leases	(237)	(175)	(547)
Principal payments of short-term debt	(1,109)	—	
Borrowings under lines of credit	1,500	16,038	—
Payments under lines of credit	(6,690)	(11,226)	—
Net cash (used in) provided by financing activities	(4,734)	7,210	(2,517)
Effect of exchange rates on cash balances	(14)	10	—
Net increase (decrease) in cash and cash equivalents	4,171	(4,153)	(7,687)
Cash and cash equivalents, beginning of period	8,599	12,752	20,439
Cash and cash equivalents, end of period	$ 12,770	$ 8,599	$ 12,752

The accompanying notes are an integral part of the consolidated financial statements.

1 | ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization. Bright Horizons Family Solutions, Inc. (the "Company") was incorporated under the laws of the state of Delaware on April 27, 1998 and commenced substantive operations upon the completion of the merger by and between Bright Horizons, Inc. ("BRHZ") and CorporateFamily Solutions, Inc. ("CFAM") on July 24, 1998 (the "Merger"). The Company provides workplace services for employers and families including child care, early education and strategic work/life consulting throughout the United States, Canada, Guam, Ireland and the United Kingdom.

The Company operates its child care and early education centers under various types of arrangements, which generally can be classified in two forms: (i) the sponsor model, where the Company operates a child care and early education center on the premises of a sponsor and gives priority enrollment to the sponsor's employees or affiliates and (ii) the management model, where the Company manages a work-site child care and early education center under a cost-plus arrangement, typically for a single employer.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Operations. In 2000 the Company acquired operations based in Ireland and the United Kingdom, and in October 2001 the Company opened a center in Ontario, Canada. The functional currency of the foreign operations is the local currency. The assets and liabilities of the Company's foreign subsidiaries, which are not material to the Company's consolidated financial statements, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders' equity and is a component of comprehensive income.

Business Risks. The Company is subject to certain risks common to the providers of child care and early education, including dependence on key personnel, dependence on client relationships, competition from alternate sources or providers of the Company's services, market acceptance of work and family services, the ability to hire and retain qualified personnel and general economic conditions.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The primary estimates in the consolidated financial statements include, but are not limited to, revenue recognition, accounts receivable, goodwill and intangible assets, liability for insurance obligations and income taxes.

Fair Value of Financial Instruments and Concentrations of Credit Risk. Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash, accounts receivable and the line of credit. The Company maintains its cash in financial institutions of high credit standing. The Company's accounts receivable are derived primarily from the services it provides. The Company believes that no significant credit risk exists at December 31, 2001 or 2000, and that the carrying amounts of the Company's financial instruments approximate fair market value.

Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of institutional money market accounts. The carrying value of these instruments approximates market value due to their short maturities.

Fixed Assets. Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are charged to expense as incurred, whereas expenditures for improvements and replacements are capitalized.

The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of income.

Intangible Assets. Goodwill and other intangible assets principally consist of goodwill, various contract rights, customer lists and non-compete agreements.

The excess of the aggregate purchase price over the fair value of identifiable assets of businesses acquired (goodwill) is being amortized on a straight-line basis over the estimated period benefited, ranging from eighteen to twenty-five years. Other intangible assets are amortized over the estimated period of benefit, utilizing a straight-line method, over periods ranging from two to ten years, as applicable.

Subsequent to an acquisition, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining useful life of its intangible assets may warrant revision or that the remaining balance of such assets may not be recoverable in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." When factors indicate that such assets should be evaluated for possible impairment, the Company uses an estimate of the acquired operation's undiscounted cash flows over the remaining life of the asset in measuring whether the asset is recoverable. Management does not believe any such impairment currently exists.

Deferred Revenue. Deferred revenue results from prepaid fees and tuitions, employer-sponsor advances and cash received on consulting or development projects in advance of services being performed.

Other Current and Long-Term Liabilities. Other current and long-term liabilities consist primarily of deposits held pursuant to certain management contracts. The deposits will be remitted to the clients upon termination of the respective contracts. Amounts also include parent fee deposits and amounts payable under acquisition agreements.

Income Taxes. The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition. Revenue is recognized as services are performed. In both the sponsor model and the management model, revenues consist primarily of tuition paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenues also include management fees paid by corporate sponsors. In the management model, in addition to tuition and management fee revenues, revenue is also recognized for operating subsidies paid either in lieu of or to supplement tuition.

The Company maintains contracts with its corporate sponsors to manage and operate their child care and early education centers under various terms. The Company's contracts are generally 3 to 10 years in length with varying renewal options. Management expects to renew the Company's existing contracts for periods consistent with the remaining renewal options allowed by the contracts or other reasonable extensions.

Stock-Based Compensation. SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized because options are granted with exercise prices equal to or greater than the fair market value at the date of grant. The Company accounts for options granted to non-employees and certain options issued in connection with acquisitions using the fair value method, in accordance with the provisions of SFAS No. 123.

Earnings Per Share. The Company accounts for earnings per share in accordance with the provisions of SFAS No. 128, "Earnings per Share." Under the standards established by SFAS No. 128, earnings per share is measured at two levels: basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares after considering the additional dilution related to preferred stock, options and warrants if applicable.

Comprehensive Income. Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with owners) and includes net income, net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments.

Segment Reporting. The Company currently operates in one industry segment and generates in excess of 90% of revenue and operating profit domestically. Additionally, no single customer accounts for more than 10% of the Company's revenue.

New Pronouncements. In June 2001, the FASB issued SFAS No. 141, "Accounting for Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements modify accounting for business combinations after September 30, 2001 and will affect the Company's treatment of goodwill and other intangible assets at the start of the year 2002, and for acquisitions consummated after June 30, 2001. The statements require that goodwill existing at the date of adoption be reviewed for possible impairment and that impairment tests be periodically repeated, with impaired assets written down to fair value. Additionally, existing goodwill and intangible assets must be assessed and classified with the statement's criteria. Intangible assets with estimated useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indeterminable lives will be discontinued. Although the Company has not yet determined the full impact of these statements on reported results, amortization expense on existing goodwill and intangible assets is expected to be approximately $250,000 to $400,000 in 2002.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This statement does not apply to obligations that arise solely from a plan to dispose of a long-lived asset. This statement shall be effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of this statement to have a material impact on its operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of. This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of this statement generally are to be applied prospectively. The Company does not expect the adoption of this statement to have a material impact on its operations.

2 I ACQUISITIONS

In 2001, the Company acquired substantially all the assets of one single-site, and one multi-site, child care company for aggregate consideration of approximately $1.2 million in cash, the issuance of a note payable to a seller totaling $550,000, and the assumption of liabilities of approximately $700,000. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. Estimated goodwill and other intangible assets totaling approximately $2.3 million have been recorded. Based on the provisions of SFAS No. 142 requiring adoption for acquisitions after July 1, 2001, goodwill and other intangible assets of approximately $750,000 were not subject to amortization in 2001. Goodwill and other intangible assets subject to amortization were amortized through December 31, 2001, over periods not exceeding 18 years.

In 2000, the Company acquired substantially all the assets of two multi-site child care companies and 100% of the outstanding stock of one domestic single-site and two foreign multi-site child care companies for aggregate consideration of approximately $8.2 million in cash, the issuance of notes payable to a seller totaling $1.1 million, the assumption of liabilities of approximately $3.2 million and the issuance of options to purchase 4,000 shares of the Common Stock which were valued at approximately $40,000 using the Black-Scholes option pricing model. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. Goodwill and other intangible assets totaling approximately $10.3 million were recorded, and through December 31, 2001, amortized over periods not exceeding 18 years.

In 1999, the Company acquired substantially all the assets of four single-site child care companies and 100% of the outstanding stock of a single-site child care company for aggregate consideration of approximately $2.0 million in cash, the issuance of notes payable to sellers totaling $550,000 and the assumption of liabilities of approximately $100,000. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. Goodwill and other intangible assets totaling approximately $2.5 million were recorded, and through December 31, 2001, amortized over periods not exceeding 18 years.

The above transactions have been accounted for as purchases and the operating results of the acquired companies have been included from the respective dates of acquisition. The acquisitions were not material and therefore no pro-forma information has been presented. As of January 1, 2002 goodwill and intangible assets with indefinite lives will no longer be amortized; other intangible assets will be amortized over their useful lives.

3 | FIXED ASSETS

Fixed assets consist of the following:

	Estimated useful lives (years)	December 31, 2001	December 31, 2000
Buildings	20 - 40	$ 40,911,000	$ 31,699,000
Furniture and equipment	3 - 15	28,697,000	23,639,000
Leasehold improvements	3 / life of lease	26,321,000	22,411,000
Land	—	8,413,000	5,923,000
		104,342,000	83,672,000
Less accumulated depreciation and amortization		(26,581,000)	(19,239,000)
Fixed assets, net		$ 77,761,000	$ 64,433,000

Fixed assets include automobiles and office equipment held under capital leases totaling $159,000 and $179,000 in 2001 and 2000, respectively. Depreciation expense relating to fixed assets under capital leases was approximately $12,000 and $19,000 for 2001 and 2000, respectively. Accumulated depreciation relating to fixed assets under capital leases totaled approximately $151,000 and $159,000 at December 31, 2001 and 2000, respectively.

4 | INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31, 2001	December 31, 2000
Goodwill, net of accumulated amortization of $6,905,000 and $5,040,000, respectively	$ 23,610,000	$ 23,361,000
Non-compete agreements and contract rights, net of accumulated amortization of $3,443,000 and $3,261,000, respectively	761,000	884,000
Other intangibles, net of accumulated amortization of $33,000 and $26,000, respectively	4,000	11,000
	$ 24,375,000	$ 24,256,000

5 | ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31, 2001	December 31, 2000
Accounts payable	$ 1,448,000	$ 2,269,000
Accrued payroll and employee benefits	23,557,000	17,853,000
Accrued insurance	2,957,000	1,804,000
Accrued other expenses	8,192,000	6,081,000
	$ 36,154,000	$ 28,007,000

6 | LINES OF CREDIT AND SHORT-TERM DEBT

The Company entered into a $40.0 million unsecured line of credit for working capital, acquisition financing and general corporate purposes with two banks effective March 30, 2000. The credit facility consists of a revolving line of credit, which expires on June 30, 2002, at which time any outstanding indebtedness will be converted into a three-year term loan. At the Company's option, the line of credit will bear interest at either i) Prime or ii) LIBOR plus a spread based on debt levels and coverage ratios. The agreement requires the Company to comply with certain covenants, which include, among other things, the maintenance of specified financial ratios, and prohibits the payment of dividends without bank approval. At December 31, 2001 the Company did not have any amounts outstanding, had $40.0 million available under the line of credit and was in compliance with the covenants of the agreement. The weighted average interest rate related to amounts outstanding in 2001 was 6.4%.

A short-term note payable in the amount of $1.1 million, bearing interest at approximately 6%, was issued in December 2000 in connection with an acquisition, and was repaid in January 2001.

7 | LONG-TERM DEBT AND OBLIGATIONS DUE UNDER CAPITAL LEASES

Long-term debt consists of the following:

	December 31, 2001	December 31, 2000
Unsecured note payable to a corporation, with quarterly payments of interest only at 8.25%; principal amounts of $60,000 are payable annually, note matures in October 2004	$ 180,000	$ 240,000
Unsecured note payable to a limited partnership, with quarterly payments of interest only at 8.50%; principal amounts of $50,000 are payable annually, note matures in December 2004	150,000	200,000
Unsecured note payable to a corporation, with quarterly payments of interest only at 5.00%; principal amounts of $34,375 are payable quarterly, note matures in October 2005	516,000	—
Note payable to a state agency with monthly payments of approximately $800 including interest of 5.00%, with final payment due March 2007; secured by related furniture, fixtures and equipment	44,000	50,000
Secured notes payable and obligations under capital leases, repaid in 2001	—	91,000
Total debt and obligations due under capital leases	890,000	581,000
Less current maturities	(251,000)	(156,000)
Long-term debt and obligations due under capital leases	$ 639,000	$ 425,000

8 I INCOME TAXES

Income tax expense for years ended December 31, 2001, 2000 and 1999 consisted of the following:

Year ended December 31:	2001	2000	1999
Current tax expense	**$ 11,811,000**	$ 8,446,000	$ 4,684,000
Benefit from the exercise of stock options	**905,000**	1,088,000	2,927,000
Deferred tax expense	**(4,307,000)**	(2,974,000)	(1,980,000)
Income tax expense, net	**$ 8,409,000**	$ 6,560,000	$ 5,631,000

Following is a reconciliation of the U.S. Federal statutory rate to the effective rate for the years ended December 31:

Year ended December 31:	2001	2000	1999
Federal tax computed at statutory rate	**$ 7,051,000**	$ 5,526,000	$ 4,610,000
State taxes on income, net of federal tax benefit	**1,058,000**	847,000	775,000
Foreign taxes	**27,000**	—	—
Permanent differences and other	**273,000**	187,000	246,000
Income tax expense, net	**$ 8,409,000**	$ 6,560,000	$ 5,631,000

Deferred tax assets are as follows:

Year ended December 31:	2001	2000	1999
Net operating loss carryforwards	**$ 1,007,000**	$ 1,335,000	$ 1,414,000
Reserve on assets	**667,000**	753,000	593,000
Liabilities not yet deductible	**6,780,000**	4,330,000	4,077,000
Deferred revenue	**3,620,000**	3,063,000	1,897,000
Depreciation	**1,106,000**	386,000	(207,000)
Amortization	**1,067,000**	1,078,000	1,013,000
Other	**553,000**	503,000	371,000
	$ 14,800,000	$ 11,448,000	$ 9,158,000

As of December 31, 2001 the Company has federal net operating loss carryforwards of approximately $2.3 million, which are subject to annual limitations and are available to offset certain current and future taxable earnings and expire at various dates, the earliest of which is December 31, 2010. In addition, the Company has net operating losses in a number of states totaling approximately $3.6 million, which may only be used to offset operating income of certain of the Company's subsidiaries in those particular states. Management believes the Company will generate sufficient future taxable income to realize deferred tax assets prior to the expiration of any net operating loss carryforwards and that the realization of the net deferred tax asset is more likely than not.

9 | STOCKHOLDERS' EQUITY

Stock Options. The Company has established an incentive compensation plan under which it is authorized to grant both incentive stock options and non-qualified stock options to employees and directors, as well as other stock-based compensation. Under the terms of the 1998 Stock Incentive Plan, as amended in 2001, 2,250,000 shares of the Company's common stock are available for distribution upon exercise. As of December 31, 2001, there were approximately 825,000 shares of common stock eligible for grant under the plan.

Options granted under the plan expire at the earlier of ten years from date of grant or three months after termination of the holder's employment with the Company unless otherwise determined by the Compensation Committee of the Board of Directors. The following table summarizes information about stock options outstanding at December 31, 2001:

Range of Exercise Price	Options Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Options Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 0.0000 - $ 2.7640	19,386	2.4	$ 1.8841	18,422	$ 1.8467
$ 2.7641 - $ 5.5280	14,238	3.6	$ 3.3649	11,233	$ 3.3359
$ 5.5281 - $ 8.2920	541,909	4.6	$ 7.6748	531,530	$ 7.6836
$ 8.2921 - $ 11.0560	2,350	5.6	$ 10.0000	2,350	$ 10.0000
$ 11.0561 - $ 13.8200	28,754	5.8	$ 11.3000	28,754	$ 11.3000
$ 13.8201 - $ 16.5840	156,527	7.9	$ 14.9219	57,644	$ 14.9180
$ 16.5841 - $ 19.3480	671,199	7.3	$ 18.1071	267,909	$ 18.4217
$ 19.3481 - $ 22.1120	61,777	6.7	$ 21.2012	52,052	$ 21.0926
$ 22.1121 - $ 24.8760	449,450	9.6	$ 23.4450	5,425	$ 22.9839
$ 24.8761 - $ 27.6400	35,100	9.3	$ 26.9451	1,220	$ 25.7596
	1,980,690	**7.1**	**$ 16.0923**	**976,539**	**$ 11.8308**

The Company accounts for options issued to employees and directors under APB Opinion No. 25. Options issued to employees and directors have been granted with exercise prices equal to or greater than the fair value of the Company's common stock on the date of grant.

For the years ended December 31, 2000 and 1999, options to purchase 4,000 and 3,600 shares of common stock, respectively, were granted to members of the Company's advisory board. There were no grants to the advisory board in 2001. These options were valued at approximately $66,000 and $45,000, respectively, using the Black-Scholes option pricing model. The Company recognized related compensation expense of approximately $17,000, $71,000 and $22,000 in its operating results for the years ended December 31, 2001, 2000 and 1999, respectively. Certain options issued in connection with an acquisition in 2000 were granted with an exercise price less than the fair value of the Company's common stock. These options were valued at approximately $40,000.

SFAS No. 123 established new financial accounting and reporting standards for employee stock-based compensation plans. The Company has adopted the disclosure-only provisions of SFAS No. 123. As a result, no compensation cost for options granted to employees and directors of the Company has been recognized for the Company's stock option plans. Had compensation cost for the stock option plans been determined based on the fair value at the grant date for awards in 1995 through 2001 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for years ended December 31, 2001, 2000 and 1999:

Year ended December 31:	**2001**	2000	1999
Net income:			
As reported	**$ 11,527,000**	$ 9,212,000	$ 7,927,000
Pro forma	**$ 7,741,000**	$ 5,888,000	$ 5,215,000
Earnings per share - Basic:			
As reported	**$ 0.95**	$ 0.77	$. 0.66
Pro forma	**$ 0.64**	$ 0.49	$ 0.44
Earnings per share - Diluted:			
As reported	**$ 0.90**	$ 0.74	$. 0.63
Pro forma	**$ 0.62**	$ 0.48	$ 0.43

Because the method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

Year ended December 31:	**2001**	2000	1999
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected stock price volatility	**47.1%**	56.0%	54.3%
Risk free interest rate	**5.32%**	4.95%	6.76%
Expected life of options	**7.3 years**	7.7 years	7.0 years
Weighted-average fair value per share of options granted during the year	**$ 13.66**	$ 11.15	$ 9.82

A summary of the status of the Company's option plans, including options issued to members of the Board of Directors, is as follows for the years ended December 31:

	2001		2000		1999	
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	**1,763,655**	**$ 13.22**	1,740,413	$ 12.00	2,004,890	$ 10.44
Granted	**475,075**	**23.67**	320,826	17.26	223,405	15.45
Exercised	**(205,144)**	**8.77**	(254,708)	10.10	(421,693)	5.95
Canceled	**(52,896)**	**16.75**	(42,876)	12.47	(66,189)	14.95
Outstanding at end of period	**1,980,690**	**$ 16.09**	1,763,655	$ 13.22	1,740,413	$ 12.00
Exercisable	**976,539**	**$ 11.83**	974,680	$ 10.05	1,051,634	$ 8.98

In addition to the above plans, the Company issued options to purchase 30,120 shares of common stock in connection with an acquisition in 1998, which are excluded from the above figures, which were exercised in 1998 and 1999. The options were valued using the Black-Scholes option pricing model, the value of which was included in the purchase price of the transaction. During 1995, CFAM issued options to purchase 325,000 shares of CFAM Common Stock to an employee and former stockholder of an acquired entity, which were exercised in February 1999.

The Company realizes a tax deduction upon the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options due to the recognition of compensation expense in the calculation of its taxable income. The amount of the compensation recognized for tax purposes is based on the difference between the market value of the common stock and the option price at the date the options are exercised. These tax benefits are credited to additional paid-in capital.

Treasury Stock. In 1999, the Company's Board of Directors approved a stock repurchase plan authorizing the Company to repurchase up to 1,250,000 shares of its common stock in the open market or through privately negotiated transactions. At December 31, 2001 the Company had repurchased 495,000 shares at a cost of $7.1 million, which remain in the treasury, all of which were repurchased in 1999. The Company carries the treasury shares at cost. Shares repurchased will be available for reissuance under the Company's stock incentive plan as well as other appropriate uses.

10 | OTHER CHARGES IN THE STATEMENTS OF INCOME

In 1999 and 2000 the Company made equity investments in two privately held companies associated with the child care and early education industry. In the quarter ended December 31, 2000, the Company was notified that one of the entities, which developed internet based educational and entertainment content for children and families, was discontinuing further program and content development until additional funding could be secured. The Company was also notified in this period by the second entity, in which the Company held an equity investment, that due to contractions in business, additional funding would be necessary to continue its operations. Based on the outlook for additional funding for these companies, management assessed that the potential for future recovery of these investments as not likely. As a result, the Company recognized a charge of $704,000 ($412,000 after tax) in connection with the impairment of these equity investments. In February 2001 the internet based company filed for bankruptcy, and in April 2001, the assets of the other Company were liquidated and the Company officially abandoned the stock.

11 I EARNINGS PER SHARE

The following tables present information necessary to calculate earnings per share for the years ended 2001, 2000 and 1999:

	Year Ended December 31, 2001		
	Income (Numerator)	**Shares (Denominator)**	**Per Share Amount**
Basic earnings per share			
Income available to common stockholders	**$ 11,527,000**	**12,189,000**	**$ 0.95**
Effect of dilutive securities			
Options	—	**609,000**	
Diluted earnings per share	**$ 11,527,000**	**12,798,000**	**$ 0.90**

	Year Ended December 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 9,212,000	11,895,000	$ 0.77
Effect of dilutive securities			
Options	—	627,000	
Diluted earnings per share	$ 9,212,000	12,522,000	$ 0.74

	Year Ended December 31, 1999		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 7,927,000	11,945,000	$ 0.66
Effect of dilutive securities			
Options and warrants	—	641,000	
Diluted earnings per share	$ 7,927,000	12,586,000	$ 0.63

The above earnings per share on a diluted basis has been prepared in accordance with SFAS No. 128. The weighted average number of stock options excluded from the above calculation of earnings per share was 20,387 in 2001, 272,621 in 2000 and 322,721 in 1999, as they were anti-dilutive.

12. | COMMITMENTS AND CONTINGENCIES

Leases. The Company leases various office equipment, automobiles, child care and early education center facilities and office space under non-cancelable operating leases. Many of the leases contain renewal options for various periods. Certain leases contain provisions which include additional payments based upon revenue performance, enrollment or the level of the Consumer Price Index at a future date. Rent expense was approximately $12.3 million, $9.9 million and $8.8 million in the years 2001, 2000, and 1999, respectively. Future minimum payments under non-cancelable operating leases are as follows:

Year Ending	
2002	$ 13,055,000
2003	12,892,000
2004	12,213,000
2005	11,143,000
2006	10,378,000
Thereafter	47,066,000
	$ 106,747,000

Future minimum lease payments include approximately $1.4 million of lease commitments which are guaranteed by third parties pursuant to operating agreements for child care and early education centers.

Employment and Non-Compete Agreements. The Company has employment agreements with two of its executive officers. The agreements provide for payment of 2.99 times annual salary upon the termination of employment without cause or resignation for good reason as set forth in the employment agreements. The agreements for the two executives expire in 2003. The maximum amount payable under these agreements in 2001 was approximately $1.0 million.

The Company has severance agreements with two executives that provide for one year's annual salary upon the termination of employment without cause or resignation for good reason as set forth in the agreement. The Company also has severance agreements with three additional executives that provide for up to 24 months of compensation upon the termination of employment following a change in control of the Company. The maximum amount payable under these agreements in 2001 was approximately $2.2 million.

The employment and severance agreements prohibit the abovementioned employees from competing with the Company or divulging confidential information for one to two years after their separation from the Company.

Other. The Company is a defendant in certain legal matters in the ordinary course of business. Management believes the resolution of such legal matters will not have a material effect on the Company's financial condition or results of operations.

The Company's child care and early education centers are subject to numerous federal, state and local regulations and licensing requirements. Failure of a center to comply with applicable regulations can subject it to governmental sanctions, which could require expenditures by the Company to bring its child care and early education centers into compliance.

13 I EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Retirement Savings Plan (the "Plan") for all employees with more than 1,000 hours of credited service annually and who have been with the Company one or more years. The Plan is funded by elective employee contributions of up to 15% of their compensation. Under the Plan the Company matches 25% of employee contributions for each participant up to 8% of the employee's compensation. Expense under the Plan, consisting of Company contributions and Plan administrative expenses paid by the Company, totaled $1,117,000, $946,000, and $674,000 in 2001, 2000 and 1999, respectively.

14 I RELATED PARTY TRANSACTIONS

The Company has an agreement with S.C. Johnson & Son, Inc., the employer of a member of its Board of Directors, to operate and manage a child care and early education center. In return for its services under these agreements, the Company received management fees and operating subsidies of $301,000, $295,000, and $274,000, respectively, for 2001, 2000 and 1999.

15 I STATEMENT OF CASH FLOW SUPPLEMENTAL INFORMATION

The following table presents supplemental disclosure of cash flow information for years ended December 31:

Year ended December 31:	**2001**	2000	1999
Supplemental cash flow information			
Cash payments of interest	**$ 240,000**	$ 208,000	$ 60,000
Cash payments of income taxes	**9,968,000**	8,032,000	1,611,000
Non cash operating activities:			
Compensation expense recognized in connection with the issuance of options	**17,000**	71,000	22,000
Non cash investing and financing activities:			
Issuance of options in connection with acquisition	**12,000**	28,000	—
Tax benefit realized from the exercise of stock options	**905,000**	1,088,000	2,927,000

In 1999 the Company entered into an agreement to manage a child care center in exchange for a transfer of non-cash assets having a value of approximately $2.3 million.

In conjunction with the purchase of child care management companies, as discussed in Note 2, the fair value of assets acquired are as follows:

Year ended December 31:	2001	2000	1999
Cash paid	$ 1,162,000	$ 8,167,000	$ 1,964,000
Issuance of common stock and stock options	—	40,000	—
Issuance of notes payable	550,000	1,109,000	550,000
Liabilities assumed	682,000	3,373,000	80,000
Fair value of assets acquired	$ 2,394,000	$ 12,689,000	$ 2,594,000

16 | QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years ended December 31, 2001 and 2000 are summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)			
2001:				
Revenue	$ 81,736	$ 85,756	$ 87,173	$ 91,197
Operating income	4,870	5,100	4,823	5,228
Income before taxes	4,796	5,109	4,816	5,215
Net income	2,789	2,964	2,787	2,987
Net income available to common stockholders	2,789	2,964	2,787	2,987
Basic earnings per share	$ 0.23	$ 0.24	$ 0.23	$ 0.24
Diluted earnings per share	$ 0.22	$ 0.23	$ 0.22	$ 0.23

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)			
2000:				
Revenue	$ 66,622	$ 72,066	$ 74,504	$ 77,951
Operating income	3,877	4,234	3,843	4,492
Income before taxes	3,952	4,283	3,881	3,656
Net income	2,312	2,499	2,260	2,141
Net income available to common stockholders	2,312	2,499	2,260	2,141
Basic earnings per share	$ 0.20	$ 0.21	$ 0.19	$ 0.18
Diluted earnings per share	$ 0.19	$ 0.20	$ 0.18	$ 0.17

To the Shareholders of Bright Horizons Family Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Bright Horizons Family Solutions, Inc. (a Delaware corporation) as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bright Horizons Family Solutions, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Boston, Massachusetts
February 11, 2002

Form 10-K/Investor Contact

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (without exhibits) is available from the Company at no charge. These requests and other investor contacts should be directed to Elizabeth J. Boland, Chief Financial Officer, at the Company's principal office.

Principal Office

200 Talcott Avenue South
Watertown, Massachusetts 02472
617.673.8000

Annual Stockholder's Meeting

The annual meeting of stockholders will be held on Thursday, May 23, 2002, at 8:30 a.m. at the Watertown office.

Registrar and Transfer Agent

Wells Fargo
Shareholder Services
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
651.450.4120

Common Stock and Dividend Information

The common stock of Bright Horizons Family Solutions is traded on The Nasdaq Stock Market (National Market) under the symbol BFAM. As of March 15, 2002, there were 142 stockholders of record, which does not include those stockholders who hold shares in street name accounts. The Company has never declared or paid any cash dividends on its Common Stock. It is the current policy of the Board of Directors to retain all earnings to support operations and to finance expansion of the Company's business. See Selected Financial and Operating Data on page one of the financial section of the Annual Report for information regarding the trading price of the Company's common stock.

Executive Officers and Directors

ROGER H. BROWN
Executive Chairman

LINDA A. MASON
Chairman

DAVID H. LISSY
Chief Executive Officer and Director

MARY ANN TOCIO
President, Chief Operating Officer and Director

ELIZABETH J. BOLAND
Chief Financial Officer and Treasurer

STEPHEN I. DREIER
Chief Administrative Officer and Secretary

Joshua Bekenstein, Director
Managing Director, Bain Capital, Inc.
private equity

JoAnne Brandes, Director
Senior Vice President, Chief Administrative Officer and General Counsel, SC Johnson Commercial Markets
manufacturing

William H. Donaldson, Director
Chairman, Donaldson Enterprises
private investments

E. Townes Duncan, Director
President, Solidus Company
private investments

Fred K. Foulkes, Director
Professor, Boston University School of Management
human resources management

Sara Lawrence-Lightfoot, Director
Professor of Education, Harvard University
educator

Robert D. Lurie, Director
Former Chairman, CorporateFamily Solutions
employer-sponsored child care

Ian M. Rolland, Director
Retired Chairman, Lincoln National Corporation
insurance

Marguerite W. Sallee, Director
President and Chief Executive Officer, The Brown Schools
education

Bright Horizons

FAMILY SOLUTIONS®

ONE OF *FORTUNE* MAGAZINE'S

"100 BEST COMPANIES TO WORK FOR IN AMERICA"

200 Talcott Avenue South

Watertown, Massachusetts 02472

Phone 800.324.4386

Fax 617.673.8001

www.brighthorizons.com

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